Companion Life Separate Account B
Mutual of Omaha Plaza
Omaha, NE  68175

March 16, 2004

VIA EDGAR
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   Withdrawal of 485BPOS (Accession No. 0001193125-04-042820)
      Companion Life Separate Account B
      CIK No.: 0001031507
      Securities Act File No.: 333-41172
      Investment Company Act File No. 811-10163

Ladies and Gentlemen:

We respectfully request that the post-effective amendment on Form 485BPOS filed and accepted on March 16, 2004 (Accession No.: 0001193125-04-042820) (the "Filing") be withdrawn pursuant to Rule 477(a) under the Securities Act of 1933, as amended. The Filing was inadvertently submitted on March 16, 2004. The Registrant intends to refile before May 1, 2004. We believe that the withdrawal of the Filing is the appropriate course of action and consistent with the public interest and the protection of investors.

Please contact the undersigned at (402)351-5225 with any questions or comments you may have about this filing.

Respectfully,

/s/ Michael E. Huss
------------------------
Michael E. Huss
Senior Vice President and Associate General Counsel